

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 16, 2016

<u>Via E-mail</u>
Ingo Bank
Chief Financial Officer
Parexel International Corporation
195 West Street
Waltham, Massachusetts 02451

Re: Parexel International Corporation
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 25, 2015
File No. 000-21244

Dear Mr. Bank:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining